Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.	ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April

Janet Clow

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

Janet Clow, Of Counsel

June 11, 2018

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to comments received from the staff on May 29, 2018 respecting post-effective amendment number 121 to the registrant’s Registration Statement on Form N-1A, filed on April 12, 2018.

The revisions to the registration statement that are described below are expected to be made in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about June 13, 2018. In those instances where we identify disclosure items analogous to the items that were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures.

Thornburg Funds Prospectus

1.

Updates to Material Information. The staff asked the registrant to confirm that material information not available at the time that post-effective amendment number 121 was filed will be included in the next post-effective amendment to the registrant’s registration statement.

Response. The registrant will include in its next post-effective amendment, which is expected to be filed on or about June 13, 2018, all material information omitted from post-effective amendment no. 121.

2.

Fee Waiver and Expense Reimbursement Agreements. Where the registrant’s investment advisor and distributor have contractually agreed to waive certain fees and reimburse certain expenses, the staff requested that the registrant state in the footnotes to the applicable Fund’s Annual Fund Operating Expenses table whether any specific categories of fees or expenses are excluded from that contractual undertaking.

Response. Two categories of fees and operating expenses are currently excluded from the advisor’s and distributor’s contractual undertaking to waive certain fees and reimburse certain expenses: (a) “acquired fund fees and expenses” that are said to be incurred indirectly by a Fund through investments in other investment companies; and (b) expenses incurred by a Fund in connection with short sale transactions, such as dividends and interest paid by the Fund in respect of the securities that are borrowed in a short sale. The registrant notes that, for the one Fund that incurred acquired fund fees and expense in excess of 0.01% during the most recent fiscal year (Thornburg Investment Income Builder Fund), and for the one Fund that incurred expenses in respect of short sale transactions during the most recent fiscal year (Thornburg Long/Short Equity Fund), the registrant has included a disclosure in the footnotes to the Annual Fund Operating Expenses table indicating that such expenses are excluded from the fee waiver and expense reimbursement agreement. The registrant does not believe, however, that the addition of this type of disclosure would be useful for shareholders of a Fund that did not incur acquired fund fees and expenses in the prior fiscal year (or for which those expenses were less than 0.01%), or that did not invest in short sale transactions.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Kimberly Browning

June 11, 2018

3.

Fee Waiver and Expense Reimbursement Agreements. The staff requested that the registrant revise its disclosures about the advisor’s and distributor’s agreement to waive certain fees and reimburse certain expenses to clarify the circumstances under which a Fund or class may have to repay amounts that were previously waived by the advisor or distributor. Specifically, the staff requested that the registrant revise its disclosures to clarify that a Fund or class would only have to repay such amounts to the extent that repayment does not cause the total annual fund operating expenses of that Fund or class (after the repayment is taken into account) to exceed the lesser of: (a) the expense cap that was in place for that Fund or class at the time the waiver or reimbursement occurred; or (b) the expense cap that is in place for that Fund or class at the time the repayment is to be made. The staff cited in that regard 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. The staff suggested that this disclosure revision could either be made in the disclosures that are responsive to item 3 of Form N-1A, or in the disclosures that are responsive to item 10 of Form N-1A.

Response. The registrant will modify the disclosure that appears under the heading “Fee Waivers and Expense Reimbursements,” in the portion of the prospectus that is responsive to item 10 of Form N-1A, by adding a new sentence that reads substantially as follows, and which will be inserted after the fourth sentence in the existing disclosure:

“Thornburg and TSC will not recoup fees or expenses as described in the preceding sentence if that recoupment would cause the Fund’s total annual operating expenses (after the recoupment is taken into account) to exceed the lesser of: (a) the expense cap that was in place at the time the waiver or reimbursement occurred; or (b) the expense cap that is in place at the time of the recoupment.”

4.

Application of Rule 35d-1 to Investments in Other Investment Companies. The staff noted that portions of the registration statement refer to the ability of the Funds to invest in other investment companies, including exchange traded funds (“underlying funds”). The staff expressed the view that, if any Fund that invests in underlying funds has also adopted a policy to invest at least 80% of its net assets in a particular type of investment in accordance with the requirements of rule 35d-1 under the Investment Company Act of 1940 (the “Investment Company Act”), then the Fund should look through to the underlying funds’ holdings in assessing the Fund’s compliance with its 80% policy. The staff requested that the registrant disclose in its registration statement if it follows this practice of looking through to the holdings of underlying funds.

Response. The registrant is not aware of any legal or regulatory requirement that a fund look through to the holdings of underlying funds in assessing the fund’s compliance with a policy adopted in accordance with rule 35d-1. The registrant also questions the practicality of such an approach because, unless an underlying fund is affiliated with the acquiring fund, information about that underlying fund’s holdings will generally only be available to the acquiring fund (and to other nonaffiliated investors) on a delayed basis, meaning that the acquiring fund will not have current information to use in evaluating its compliance with a rule 35d-1 policy. In addition, such a practice would be of limited utility to the registrants’ Funds or their shareholders because the only Funds to have adopted policies in accordance with rule 35d-1 are Thornburg Low Duration Municipal Fund, Thornburg Limited Term Municipal Fund, Thornburg Intermediate Municipal Fund, Thornburg Strategic Municipal Income Fund, Thornburg California Limited Term Municipal Fund, Thornburg New Mexico Intermediate Municipal Fund, Thornburg New York Intermediate Municipal Fund, and Thornburg Limited Term U.S. Government Fund, none of which currently identify investments in underlying funds as a principal investment strategy. The registrant therefore declines to adopt the practice described by the staff or to make revisions to its disclosures at this time.

5.

Investments in Derivatives. For any Fund that identifies investments in derivatives as a principal investment strategy, the staff requested that the registrant revise the Fund’s disclosures to include a specific description of the types of derivatives in which the Fund may invest and the purposes for which the Fund may make those investments. In that regard the staff called attention to the July 30, 2010 letter from Associate Director Barry D. Miller to the Investment Company Institute, which pertains to derivatives-related disclosures by investment companies.

Response. Currently two of the registrant’s Funds identify investments in derivatives as a potential principal investment strategy: Thornburg Strategic Municipal Income Fund and Thornburg Strategic Income Fund. In 2017 the registrant revised the respective disclosures about those Funds’ investments in derivatives in response to a similar comment from the SEC staff, and at that time included disclosure noting that the Fund may use derivatives for both hedging and non-hedging purposes, along with some additional information about the types of derivative instruments in which the Funds may invest. The registrant has reviewed those disclosures and the July 3, 2010 letter referenced by the staff, believes that the disclosures are consistent with Form N-1A and with the guidance described in that letter.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys and Counselors at Law

Kimberly Browning

June 11, 2018

6.

Thornburg Investment Income Builder Fund, “Past Performance of the Fund.” The staff questioned if the blended benchmark against which the Fund compares its average annual total returns meets the definition of an “appropriate broad-based securities market index” set forth in Instruction 5 to Item 27(b)(7) of Form N-1A. The staff suggested that the registrant add disclosure for a second index, and that the blended benchmark could be retained as a secondary comparative with appropriate additional explanations.

Response. Form N-1A defines an “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment advisor, or principal underwriter, unless the index is widely recognized and used.” The SEC has also stated that the purpose of including performance information for a broad-based securities market index is “to provide investors with a basis for evaluating a fund’s performance and risks relative to the market” (SEC Rel. No. IC-23064 (Mar. 13, 1998)). The registrant notes that the constituent components of the blended index used by the Fund are both administered by organizations that are not affiliated persons of the Fund or its advisor or distributor, consequently clearly meeting the definition stated in Form N-1A. We also believe that, in general, the blended index will better reflect the mix of the Fund’s expected principal investment exposures over time than any available single index, and we note in that regard that management has not identified a non-blended index that more appropriately reflects the Fund’s expected mix of investments.

7.

Appendix A, Sales Charge Waivers Offered by Financial Intermediaries. The staff noted that the description of the sales charge waivers and discounts available to certain persons who maintain Fund shares with Ameriprise Financial refers to “the following front-end sales charge waivers and discounts,” but that the subsequent disclosure identifies categories of investors or accounts as opposed to particular waivers or discounts. The staff requested that the registrant clarify that disclosure to identify the particular waivers and discounts that may be available. The staff also requested that the registrant clarify or define the term “investment advisory program” that appears within the disclosure pertaining to persons who maintain Fund shares with Ameriprise Financial, and clarify or define the phrase “fee based accounts or platforms” that appears with the disclosure pertaining to persons who maintain Fund shares with Merrill Lynch.

Response. In response to the staff’s first request, the registrant will make two changes to the disclosures pertaining to persons who maintain Fund shares with Ameriprise Financial. First, the registrant will move the bold-face heading “Class A Shares Front-End Sales Charge Waivers Available at Ameriprise Financial” from its current location to a location immediately preceding the bulleted list of persons and accounts. The registrant will also delete the phrase “and discounts” from the language noted by the staff. By making those two changes, the disclosure in Appendix A that pertains to Ameriprise Financial will be formatted more similarly to the disclosures in Appendix A that pertain to other financial intermediaries, and it will be clearer that the persons and accounts identified in that disclosure are eligible for waivers of the front-end sales charge on the Funds’ Class A shares. In response to the staff’s second request, the registrant notes that the introductory paragraph to Appendix A invites customers of each of the named financial intermediaries to contact that intermediary if the customer needs assistance to determine whether the customer qualifies for a particular sales charge waiver. In view of that disclosure, and since financial intermediaries use different terms to describe the types of accounts that they manage on behalf of their clients, the registrant does not believe it is necessary to attempt to further clarify the disclosure in Appendix A.

Other Matters

Please contact me or Charles Thompson with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys and Counselors at Law